1. David (circa 1501-1504)



David is a masterpiece of Renaissance sculpture created between 1501 and 1504, by Italian sculptor, painter, architect, poet Michelangelo. It is a 4.34-metre, 5.17-metre of a standing male nude.

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2. Michelangelo's Bust of Lorenzo de Medici



Michelangelo would start on the work for the Medici Tombs in 1521 and would be commissioned by Cardinal Giulio de Medici, with support from his brother Pope Leo X.

3. Michelangelo's Bacchus (circa 1496-1497)



The statue is somewhat over life-size and depicts Bacchus, the Roman god of wine, in a reeling pose suggestive of drunkenness. Bacchus is depicted with rolling eyes, his staggering body almost teetering off the rocky outcrop on which he stands. Sitting behind him is a faun, who eats the bunch of grapes slipping out of Bacchus's left hand.

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4. Bruges Madonna (circa 1501-1504)



The Madonna of Bruges is a posthumous bronze of the marble sculpture by Michelangelo of Mary with the infant Jesus. Michelangelo's depiction of the Madonna and Child differs significantly from earlier representations of the same subject which tended to feature a pious Virgin smiling down on an infant held in her arms. Instead, Jesus stands upright, almost unsupported, only loosely restrained by Mary's left hand, and appears to be about to step away from his mother and into the world. Meanwhile, Mary does not cling to her son or even look at him, but gazes down and away, as if she knows already what is to be her son's fate. It is believed the work was originally intended for an altar piece. If this is so, then it would have been displayed facing slightly to the right and looking down. Madonna and Child shares certain similarities with Michelangelo's Pietà which was completed shortly before, mainly, the chiaroscuro pattern and the movement of the drapery. The long, oval face of Mary is also reminiscent of the Pietà.

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5. Giuliano de Medici (circa 1519)



H x W x D: 25.5 x 19 x 16 inches

Michelangelo was employed by the two Medici Popes, Leo X (reigned 1513-21) and Clement VII (1523-34), on the embellishment of the basilica of San Lorenzo.Only two of the tombs would be constructed and completed by statues of the deceased -- the younger Lorenzo, the Duke of Urbino, and the younger Giuliano, the Duke of Nemours. Giuliano and Lorenzo had been Captains of the Roman Church, a very high honor. The Chapel was intended to commemorate these Capitani (as Michelangelo refers to them in his letters) together with the two Magnifici, that is, Lorenzo the Magnifico, Pope Leo's father, and Giuliano de' Medici, who was the father of Pope Clement.

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6. Florentine Pietá (circa 1550)



H x W x D: 93 x 52 x 37 inches

No. 1 of 8 of a total edition of 12 posthumous bronzes cast in 2007. The edition is numbered 1/8 through 8/8 and FP 1/4 through 4/4. The original plaster prototype is a precise cast of Michelangelo's original marble sculpture located at the Museo dell' Opera, Florence, Italy. The prototype was made in 1953 by the Vallecchi Studio with the authorization of the Museo dell' Opera. This original edition of Michelangelo's Florentine Pietá was specifically authorized by the Director of Casa Buonarotti (the Michelangelo Family Museum in Florence, Italy). The Museum has declared this sculpture to be an authentic and original Michelangelo and has also acknowledged that this edition respects the original artistic intent of the artist.

7. **Battaglia Centauri** (circa 1492)



Battle of the Centaurs is a relief and was the last work Michelangelo created while under the patronage of Lorenzo dé Medici, who died shortly after its completion. Battle of the Centaurs was a remarkable sculpture in several ways, presaging his future sculptural direction.Michelangelo regarded it as the best of his early works,although the work was not commissioned but created for himself.

8. **Angel** with **Candlestick (circa 1494-1495)**



Originally sculpted by Michelangelo in 1494-1495, the bronze rendition of this angel statue is magnificent! From the draped folds to the powerful swell of the wings, a more graceful composition of a kneeling angel does not exist.

9. Madonna of the Steps (circa 1491)



Madonna of the Steps is a relief sculpture by Michelangelo in the Casa Buonarroti, Florence. It was sculpted around 1491, when Michelangelo was about seventeen.

This and the Battle of the Centaurs were his first two sculptures.Despite its small size, the young sculptor's imagination was already working on a colossal scale.

10.Tondo Taddei (circa 1504-1505)



Michelangelo's "Taddei Tondo" (tondo means round) is a large circular bronze of the marble relief of the Madonna and Child with the infant St. John the Baptist. Three-and-a-half feet in diameter, it was made for the Florentine wool merchant Taddeo Taddei around 1504-05, just after Michelangelo had completed the David. It was still accepted by Taddei.The "Taddei Tondo" has been called Michelangelo's most Leonardesque work, not only because of the serenely beautiful face of the seated Madonna, but also because of the active Christ child (they happen to be the two most fully carved elements).

11. Tondo Pitti (circa 1503 -1504)



Diameter: 31 inches

In the Tondo Pitti group (commissioned by Bartolomeo Pitti), any formal frame is ignored and this outline is slightly oval. The Madonna and Child are simpler and more clearly formed than in the Tondo Taddei. With her left hand she embraces the infant Jesus, who leans his whole weight against her, bracing his head with a bent arm resting on the open book (which symbolizes wisdom) lying on her lap.

12.The Risen Christ (circa 1519-1520)



8.75 inches tall

This original edition of Michelangelo's Risen Christ cast in bronze was specifically authorized by the Director of Casa Buonarotti (the Michelangelo Family Museum in Florence, Italy). The Museum has declared the posthumous bronze sculpture to be an authentic and original Michelangelo and has also acknowledged that the bronze edition respects the original artistic intent of the artist.

13. Moses (Tomb of Pope Julius II)



H x W x D: 94 x 48 x 44 inches

Moses was a figure that Michelangelo had always been fascinated with; as he was a legendary prophet that was the liberator and founder of his people. Michelangelo chose to show us the seated Moses from the front, with his head turned to one side.

The horns on top of Moses head were placed there to be a symbol of "light", a translation from the Hebrew bible that would be misinterpreted throughout the Renaissance. The horns referred to as the "horns of Illumination," were probably used by Michelangelo to show that Moses had been bestowed divine favor immediately after he received the Tables of Law from the Lord on Mt. Sinai.

14. Rondanini Pietà



Height: 195 cm (77 in)

The Rondanini Pietà is a marble sculpture that Michelangelo worked on from the 1550s until the last days of his life, in 1564. It is housed in the Museum of Ancient Art of Sforza Castle in Milan.This final sculpture revisited the theme of the Virgin Mary mourning over the body of the dead Christ, which he had first explored in his Pietà of 1499. Like his late series of drawings of the Crucifixion and the sculpture of theDisposition of Christ intended for his own tomb, it was produced at a time when Michelangelo's sense of his own mortality (and with it his spirituality) was growing. This is a bronze of the original Rondanini Pietà marble sculpture.

15. Saint Peter's Pietá
(circa1498 –1499)



174 cm × 195 cm (68.5 in × 76.8 in)

This famous work of art depicts the body of Jesus on the lap of his mother Mary after the Crucifixion. The theme is of Northern origin, popular by that time in France but not yet in Italy. Michelangelo's interpretation of the Pietà is unprecedented in Italian sculpture. It is an important work as it balances the Renaissance ideals of classical beauty with naturalism.

Michelangelo's interpretation of the Pietà was far different from those previously created by other artists, as he sculpted a young and beautiful Mary rather than an older woman around 50 years of age.

16. Medici Madonna



88.98 inches (226 cm) in height

The Medici Madonna depicts a scene of the infant Jesus Christ sitting in the lap of the Virgin Mary and facing away from the viewer. Christ is attempting to nurse from the Virgin Mother, who by every indication appears to be denying her breast to her child. The Virgin Mary is positioned sitting with her right arm behind her and she is gripping the edge of her seat and then her left hand rests on Christ's arm but is in no way securing him to her or offering an embrace. Another indication of the Virgin Mother denying the infant Christ of her breast is shown through the girdled chiton garment she is wearing that completely conceals her.

17. Bust of Brutus
(circa 1538)



The Brutus is a 1538 bust of Brutus by Michelangelo. It is now in the Bargello museum in Florence, commissioned by the republican Donato Giannotti for cardinal Niccolò Ridolfi. A carved rendition of the treacherous Roman statesman that masterminded the downfall of Julius Caeser. Far from an exaggeration, Michelangelo is credited as one of the top figures from a period known for its great artistic and otherwise creative minds.

Michelangelo's sculpture Brutus is the sole "bust" credited to the artist, a work originated to be a political commentary charged by his personal feelings and completed in 1540.

H x W x D: 38 x 25 x 13 inches

18. The Apollo David
(circa 1530)



The work depicts a naked man and, apart from the enigmatic subject, the sculpture is made particularly complex via the use of versus twist, which shows the body's contours in depth, multiplying the points of view.

Instead of displaying the potential force and inward wrath of the biblical hero, it reads as almost melancholy or remorseful for his bloody action against Goliath if that be his head, perhaps revealing all consequences of the action This piece is of course in bronze.

19. Dawn (6 feet 8 inches in length)



Dawn on the tomb of Lorenzo de' Medici.

Dawn is a sculpture by Italian Renaissance artist, Michelangelo executed for the Medici Chapel in the area of the tomb of Lorenzo de' Medici in Florence, Italy. Dawn, a virginal figure, strains upward along her curve as if trying to emerge into life.

In lifting her veil from her head, the figure of Dawn suggests the emergence of light from the cloak of darkness. She is portrayed as a young woman with firm, high breasts and a voluptuous body but with a face contorted by grief.

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20. Day (circa 1526–31)



Day on the tomb of Giuliano de' Medici.
(20 feet 8 inches x 13 feet 9 inches)

Built between 1520 and 1534, it is widely held to be one of Michelangelo's most stunning achievements.

It is a pair with Night on the tomb of Giuliana de' Medici in the Medici Chapel in San Lorenzo in Florence.

The Posthumous collection offered is cast in bronze from the original.

21. Dusk (circa 1524 - 1534)



Dusk (6 feet 4-3/4 inches in length)

Dusk is a sculpture by Michelangelo, datable to 1524-34. It is a pair with Dawn on the tomb of Lorenzo de' Medici in the Medici Chapel in San Lorenzo in Florence.

The male figure of *Dusk* faces the Virgin Mother, giver of life, as does his male counterpart, Day. While his face is unfinished, it is possible to identify in his ill-shapen features a slight resemblance to Michelangelo himself.

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22. Night (circa 1526 - 1531)



(ht 155x150 cm, 194 cm diagonally)

Or you, great Night, daughter of Michelangelo,
Who Calmly contort, reclining in a strange pose
Your charms molded by the mouths of Titans!
It is part of an allegory of the four parts of day, and is situated on the left of the sarcophagus of the tomb of Giuliano di Lorenzo de' Medici.

The only one of the four allegorical figures reclining on the sarcophagi in the chapel to be clearly identified by her attributes, *Night* is accompanied by an owl, a mask, and a clutch of poppies. A moon is on her diadem. Her muscular body reflects Michelangelo's habit of working from a male model even for his female nudes.

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23. San Petronio

(circa 1494–1495)



Height 64 cm

In 1494 Michelangelo worked on the shrine of St Dominic, for which he carved this statue of St. Petronius which echoes Donatello and Jacopo della Quercia. (The companion statue of Masaccio and Donatello.)
St. Petronius, the patron saint of Bologna, holds a simple model of the town in his hands. Deep carving creates the locks of his beard, the eye sockets are rather deep, the arches of the eyebrows thrown by the garments give such an effect of life that it appears as if the saint is about to stride off.

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24. San Procolo

(circa 1494-1495)



Height 58.5 cm

The statue of San Procolo was created by Michelangelo out of marble. It is situated in the Basilica of San Domenico, Bologna.

Its subject is Saint Proculus, a martyr of Bologna. Proculus of Bologna was a Roman officer martyred in Bologna during the persecution of Christians under Diocletian.
San Proculo, previously dedicated to the saints Proculus and Nicomedes, is a Romanesque church located in Via de' Giraldi in Florence, Italy.

Romanesque architecture is an architectural style of medieval Europe characterized by semi-circular arches.

25. Bust of Michelangelo



Height 35 cm

Daniele Ricciarelli,born in Volterra, better known as Daniele da Volterra is best remembered for his association with the late Michelangelo.Toward the end of his creative life, Daniele da Volterra turned his back on painting and began devoting his time to sculpture.

After his death, numerous artworks were found in his house in Rome, in which Michelangelo had once resided. Included was this bust of Michelangelo, a bust Volterra made from Michelangelo's death mask. Michelangelo used his influence with Pope Paul III to secure Volterra commissions and the post of superintendent of the works of the Vatican, a position he retained until the Pope's death.

HISTORY

Volterra was a bishop's residence in the 5th century, and its episcopal power was affirmed during the 12th century. With the decline of the episcopate, Volterra became a place of interest of the Florentines, whose forces conquered Volterra.
When the Florentine Republic fell in 1530, Volterra came under the control of the Medici family.